

02005689 STATES
...CHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8- 17973

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FEB 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MetLife Investors Distribution Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Corporate Plaza Drive
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Brandenberger, Chief Financial Officer (949) 629-1305
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/13/02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Mark Brandenberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MetLife Investors Distribution Company, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none

[signature]

Signature

Chief Financial Officer

Title

[signature]

Notary Public


RONNA L. ROWE
Commission # 1197296
Notary Public - California
Orange County
My Comm. Expires Oct 28, 2002

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
MetLife Investors Distribution Company
(Formerly MetLife Distributors, Inc.):

We have audited the accompanying statement of financial condition of MetLife Investors Distribution Company (formerly MetLife Distributors, Inc.) (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of MetLife Investors Distribution Company as of December 31, 2001, and the results of its operations, changes in its stockholder's equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the majority of revenue earned and expenses incurred by the Company are the result of transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 25, 2002

METLIFE INVESTORS DISTRIBUTION COMPANY
(Formerly MetLife Distributors, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$387,879
Receivable from affiliate	332,639
Other assets	75,122
TOTAL	$795,640

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES – Federal income taxes payable to affiliate	$103,055
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value, 500,000 shares authorized; 50,000 shares issued and outstanding	500
Additional paid-in capital	171,569
Retained earnings	520,516
Total stockholder's equity	692,585
TOTAL	$795,640

See accompanying notes to financial statements.

METLIFE INVESTORS DISTRIBUTION COMPANY
(Formerly MetLife Distributors, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions from affiliated companies	$65,472,942
Interest	2,577
Total revenues	65,475,519
EXPENSES – Commissions and administrative fees to affiliated companies	65,181,075
INCOME BEFORE PROVISION FOR FEDERAL INCOME TAX	294,444
PROVISION FOR FEDERAL INCOME TAX	110,931
NET INCOME	$ 183,513

See accompanying notes to financial statements.

METLIFE INVESTORS DISTRIBUTION COMPANY
(Formerly MetLife Distributors, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, JANUARY 1, 2001	$500	$171,569	$337,003	$509,072
Net income	-	-	183,513	183,513
BALANCE, DECEMBER 31, 2001	$500	$171,569	$520,516	$692,585

See accompanying notes to financial statements.

METLIFE INVESTORS DISTRIBUTION COMPANY
(Formerly MetLife Distributors, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 183,513
Adjustments to reconcile net income to net cash provided by operating activities – changes in assets and liabilities:	
Receivable from affiliate	(106,027)
Other assets	18,262
Federal taxes payable to affiliate	103,055
Net cash provided by operating activities	198,803
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	189,076
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 387,879

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

MetLife Investors Distribution Company (formerly MetLife Distributors, Inc.) (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of MetLife Investors Group, Inc. ("MLIG"), which is a wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). The Company has distribution agreements with certain affiliates of MLIG to sell and distribute variable annuities. On May 1, 2001, MetLife Investors Sales Company, an affiliated broker-dealer, merged with and into the Company (Note 6).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements of the Company have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing therein are consistent in all material respects with that Rule.

Cash Equivalents – Cash equivalents consist of investments in certificates of deposit which mature in less than three months. The carrying amount of cash equivalents approximates fair value.

Income Taxes – The Company is a member of the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries. As a result, the Company's income and deductions are included in the consolidated return and any computed taxes payable or receivable are due to or from the parent. The Company participates in a Tax Sharing Agreement with its parent. The Agreement generally provides that the tax liability for the entire consolidated group will be allocated among the members in proportion to the tax liability which each member would have had if calculated separately from the group.

The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities.

Receivable from Affiliate – Receivables are carried at unpaid balances, which approximate fair value.

Estimates – The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED-PARTY TRANSACTIONS

The Company's primary source of commission income is from its distribution agreements with MetLife Investors USA Insurance Company, a wholly owned subsidiary of MLIG, and MetLife Investors Insurance Company, an affiliate due to common ownership. Under these distribution agreements, commissions owed to representatives of the Company are paid directly to those representatives by the respective insurance companies. The Company has an agreement with MLIG whereby the parent provides personnel, administrative and management services, and office space. Included in the commissions and administrative fees to affiliated companies' expense on the statement of operations are payments made to reimburse MLIG for these services.

4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $284,824, which was $277,954 in excess of its required net capital of $6,870. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1 at December 31, 2001.

5. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

Since the Company is a broker-dealer that limits its business to the sale of variable annuities, carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers, it is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(1) of such rule) under the Securities Exchange Act of 1934. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

6. MERGER WITH METLIFE INVESTORS SALES COMPANY

Effective May 1, 2001, the Company acquired the net assets of MetLife Investors Sales Company (formerly Cova Life Sales Company), an affiliated broker-dealer, for a purchase price of $30,000 (the "Acquisition"). These net assets were transferred at their historical cost. The results of operations include revenues and expenses generated through distribution agreements that were assumed as part of the Acquisition from May 1, 2001 through December 31, 2001.

Had the Acquisition occurred on the first day of the Company's fiscal year ended December 31, 2001, the proforma results of operations would have been:

(Unaudited)	Year Ended December 31, 2001
Total revenues	$74,865,024
Net income	183,513

These proforma results are based on historical information and are not necessarily indicative of future results of operations of the combined enterprise.

* * * * * *

METLIFE INVESTORS DISTRIBUTION COMPANY
(Formerly MetLife Distributors, Inc.)

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

NET CAPITAL –	
Total stockholder's equity from statement of financial condition	$692,585
DEDUCTIONS – Nonallowable assets included in the following statement of financial condition components:	
Receivable from affiliate	332,639
Other assets	75,122
Total nonallowable assets	407,761
NET CAPITAL	284,824
MINIMUM NET CAPITAL REQUIRED (The greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)	6,870
EXCESS NET CAPITAL	$277,954
TOTAL AGGREGATE INDEBTEDNESS	$103,055
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.36 to 1

Note: A reconciliation between the above computation of net capital and the Company's corresponding unaudited Form X-17A-5, Part IIA, is not required as no material differences exist.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To MetLife Investors Distribution Company:

In planning and performing our audit of the financial statements of MetLife Investors Distribution Company (formerly MetLife Distributors, Inc.) (the "Company") for the year ended December 31, 2001 (on which we issued our report dated January 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

January 25, 2002

MetLife Investors Distribution Company

(Formerly MetLife Distributors, Inc.)
(SEC ID. No. 8-17973)

Independent Auditors' Report

Financial Statements and Supplemental Schedule
Year Ended December 31, 2001
Supplemental Report on Internal Control